Exhibit 4.1


 February 11, 1998                                  PERFORMANCE
                                                    INTERCONNECT
 Dan Tucker


 Dear Dan:


     We recognize that our success or failure will be due in large part to the commitment and performance of our people. We also recognize that our employees are making sacrifices as we rebuild this company and return it to profitability. It is for these reasons that the partners have agreed that the employees should share in the upswing as much as they have suffered through the adversities. This is why we have implemented Employee Stock and Cash Incentive Plans.


     As a key member of the management team, we are extending to you 200,000 shares of Performance Interconnect stock. If you continue as an employee in good standing, your shares will be vested 25% on March 1, 1999, 25% on March 1, 2000, and 50% on March 1, 2001. In the event that Performance Interconnect is purchased, or involved in a merger, your shares will be 100% vested at the time of the transaction.

     The directors have also agreed to provide a $1000.00 cash bonus to employees of record on December 15, 1998 and to have the employees share in 5% of the company's annual operating profit, up to 25% of your annual salary.

     Dan, we continue to believe that as a team we will succeed. These plans are intended to provide each employee with the added financial and ownership incentive to work toward our goals. Since this program is based upon employee contribution to our success, we ask that your shares be kept in confidence. If you have any additional questions, please see us.

                                   Yours truly,

                                   /s/
                                   Ed Stefanko


                                   /s/
                                   Brooks Harman